UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 20, 2024

(Date of Report (Date of earliest event reported))

LEGION WORKS, INC.
(Exact name of issuer as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4275 Executive Square, Suite 200, La Jolla, CA	92037
(Address of principal executive offices)	(ZIP Code)

(619) 452-1542

(Issuer's telephone number, including area code)

Units

Voting Common Stock

Warrants

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

a) Dismissal of Independent Accounting Firm

On March 20, 2024, the board of directors (the “Board”) of Legion Works, Inc. (the “Company”) approved and ratified the appointment of Alan T. Schiffman, CPA (“Schiffman”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2023. In connection with its selection of Schiffman, the Board ratified the change in auditor from its former independent accounting firm, Goldstein & Loggia CPA’s LLC (“Goldstein”).

Goldstein’s audit reports on the Company’s financial statements for the fiscal year ended December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2022 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Goldstein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Goldstein’s satisfaction, would have caused Goldstein to make reference to the matter in their report. During the fiscal years ended December 31, 2022 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Goldstein with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Goldstein agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Goldstein’s letter, dated March 28, 2024 is filed as Exhibit 99.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On March 20, 2024, the Board approved and ratified the appointment of Schiffman as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Schiffman regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Schiffman concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGION WORKS, INC

Date: April 3, 2024	By:	/s/ Ryan Bettencourt
	Name:	Ryan Bettencourt
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit No.	Description

99.1	Letter from Goldstein & Loggia CPA’s LLC

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